UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number: 000-52699

YUKON-NEVADA GOLD CORP.
(Translation of registrant's name into English)

490 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FURNISHED HEREWITH

Exhibits

99.1	2007 Annual Report

99.2	Alternative Monthly Reporting NI 62-103 dated Oct. 31, 2007

99.3	Alternative Monthly Reporting NI 62-103 dated Apr. 30, 2008

99.4	Certificate Name Change dated Jun. 20, 2007

99.5	Certificate of Qualified Person NI 43-101 Landy Stinnett dated Apr. 16, 2008

99.6	Certificate of Qualified Person NI 43-101 Leah Mach dated Apr. 14, 2008

99.7	Form 13-502F1Class 1 Reporting Issuers – Participation Fee dated Jul. 17, 2008

99.8	Cover Letter dated Aug. 17, 2007

99.9	Cover Letter dated Nov. 15, 2007

99.10	Cover Letter dated Nov. 16, 2007

99.11	Financial Statements dated Jun. 30, 2007

99.12	Management Discussion and Analysis dated Jun. 30, 2007

99.13	Financial Statements dated Mar. 31, 2008

99.14	Management Discussion and Analysis dated Mar. 31, 2008

99.15	Financial Statements dated Jun. 30, 2008

99.16	Management Discussion and Analysis dated Jun. 30, 2008

99.17	Form 52-109F2 Certification of Interim Filings - CEO dated Aug 14, 2007

99.18	Form 52-109F2 Certification of Interim Filings - CFO dated Aug 14, 2007

99.19	Form 52-109F2 Certification of Interim Filings - CEO dated May 15, 2008

99.20	Form 52-109F2 Certification of Interim Filings - CFO dated May 15, 2008

99.21	Form 52-109F2 Certification of Interim Filings - CEO dated Aug. 20, 2008

99.22	Form 52-109F2 Certification of Interim Filings - CFO dated Aug. 20, 2008

99.23	Material Change Report dated Jul 17, 2007

99.24	Material Change Report dated Jul. 17, 2007

99.25	Material Change Report dated Apr. 2, 2008

99.26	Material Change Report dated Apr. 22, 2008

99.27	Material Change Report dated Aug. 12, 2008

99.28	Material Change Report dated Aug. 14, 2008

99.29	News Release dated Jun. 21, 2007

99.30	News Release dated Jun. 27, 2007

99.31	News Release dated Mar. 12, 2008

99.32	News Release dated Apr. 10, 2008

99.33	News Release dated May 2, 2008

99.34	News Release dated May 16, 2008

99.35	News Release dated Aug. 21, 2008

99.36	Report of Proxy Voting dated May 18, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

Date: September 29, 2008	/s/ Graham Dickson
Graham Dickson
President and CEO